1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2006
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

TSMC Reports First Quarter EPS of NT$1.32
Hsin-Chu, Taiwan, R.O.C., April 27, 2006 — TSMC today announced, on an unconsolidated basis, revenue of NT$77.29 billion, net income of NT$32.61 billion, and fully diluted earnings per share of NT$1.32 (US$0.20 per ADS unit) for the first quarter ended March 31, 2006. On a consolidated basis, net sales were NT$77.85 billion while net income and EPS remained at NT$32.61 billion and NT$1.32, respectively.
Year-over-year, first quarter unconsolidated revenue increased 38.9% while net income and fully diluted EPS increased 93.9% and 93.6%, respectively. On a sequential basis, unconsolidated first quarter results represent a 4.8% decrease in revenue, a 3.8% decrease in net income and a 3.9% decrease in fully diluted EPS. All figures were prepared in accordance with R.O.C. GAAP.
As a result of stronger than expected demand in certain product segments, first quarter revenue surpassed guidance. Advanced process technologies (0.13-micron and below) accounted for 49% of wafer revenues while revenues from 90-nanometer process technology alone was 20% of the total wafer sales. Gross margin declined from 49.1% in the previous quarter to 47.4% in the first quarter, with 3.3% depreciation in US dollars being an important factor. Operating margin was 39.9% compared to 42.2% in the previous quarter, while net margin increased slightly to 42.2% from 41.8% quarter over quarter.
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TSMC’s 2006 first quarter unconsolidated results :
(Unit: NT$ million, except for EPS)

	1Q06	4Q05	QoQ	1Q05		YoY
	Amount*	Amount	Inc. (Dec.) %	Amount		Inc. (Dec.)%
Net sales	77,293	81,161	(4.8)	55,653		38.9
Gross profit	36,642	39,865	(8.1)	21,649		69.3
Income from operations	30,867	34,224	(9.8)	16,076		92.0

Income before tax	34,655	35,401	(2.1)	16,265		113.1
Net income	32,607	33,900	(3.8)	16,818		93.9

EPS(NT$)	1.32 **	1.37 ***	(3.9)	0.68	****	93.6
* 2006 first quarter figures have not been approved by Board of Directors
** Based on 24,721 million weighted average outstanding shares
*** Based on 24,693 million weighted average outstanding shares
**** Based on 24,684 million weighted average outstanding shares

TSMC’s 2006 first quarter consolidated results :
(Unit: NT$ million, except for EPS)

	1Q06	4Q05	QoQ	1Q05		YoY
	Amount*	Amount	Inc. (Dec.)%	Amount		Inc. (Dec.)%
Net sales	77,850	79,228	(1.7)	56,857		36.9
Gross profit	37,727	41,314	(8.7)	21,678		74.0
Income from operations	30,902	34,410	(10.2)	15,170		103.7

Income before tax	32,919	35,589	(7.5)	16,305		101.9
Net income	32,607	33,900	(3.8)	16,818		93.9

EPS(NT$)	1.32 **	1.37 **	(3.9)	0.68	****	93.6
* 2006 first quarter figures have not been approved by Board of Directors
** Based on 24,721 million weighted average outstanding shares
*** Based on 24,693 million weighted average outstanding shares
**** Based on 24,684 million weighted average outstanding shares
TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-666-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:
Richard C.Y. Chung
Media Relations Manager, TSMC
Tel: 886-3-666-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: April 27, 2006	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer